UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       Hollywood Entertainment Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    436141105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 14, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 436141105

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                 1,161,816

8        SHARED VOTING POWER
                         0

9        SOLE DISPOSITIVE POWER
                 1,161,816

10       SHARED DISPOSITIVE POWER
                         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,161,816


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.91%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 436141105

         NAME OF REPORTING PERSON
                  Hopper Investments LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                       0

8        SHARED VOTING POWER
               1,161,816

9        SOLE DISPOSITIVE POWER
                       0

10       SHARED DISPOSITIVE POWER
               1,161,816

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,161,816

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.91%

14       TYPE OF REPORTING PERSON*
                  OO

                                                   SCHEDULE 13D

CUSIP No. 436141105

         NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                      0

8        SHARED VOTING POWER
              1,161,816

9        SOLE DISPOSITIVE POWER
                      0

10       SHARED DISPOSITIVE POWER
              1,161,816

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,161,816

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.91%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 436141105

         NAME OF REPORTING PERSON
                  Icahn Partners Master Fund L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                1,842,777

8        SHARED VOTING POWER
                        0

9        SOLE DISPOSITIVE POWER
                1,842,777

10       SHARED DISPOSITIVE POWER
                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,842,777

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.03%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 436141105

         NAME OF REPORTING PERSON
                  Icahn Offshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                       0

8        SHARED VOTING POWER
               1,842,777

9        SOLE DISPOSITIVE POWER
                       0

10       SHARED DISPOSITIVE POWER
               1,842,777

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,842,777

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.03%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 436141105

         NAME OF REPORTING PERSON
                  CCI Offshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                     0

8        SHARED VOTING POWER
              1,842,777

9        SOLE DISPOSITIVE POWER
                      0

10       SHARED DISPOSITIVE POWER
               1,842,777

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,842,777

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.03%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 436141105

         NAME OF REPORTING PERSON
                  Icahn Partners L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
               2,804,485

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
               2,804,485

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,804,485

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.60%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 436141105

         NAME OF REPORTING PERSON
                  Icahn Onshore L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
           2,804,485

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
            2,804,485

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,804,485

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.60%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 436141105

         NAME OF REPORTING PERSON
                  CCI Onshore LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                0

8        SHARED VOTING POWER
                2,804,485

9        SOLE DISPOSITIVE POWER
                 0

10       SHARED DISPOSITIVE POWER
                  2,804,485

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,804,485

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.60%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 436141105

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
               0

8        SHARED VOTING POWER
            5,809,078

9        SOLE DISPOSITIVE POWER
               0

10       SHARED DISPOSITIVE POWER
              5,809,078


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,809,078


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.54%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Statement constitutes Amendment No. 1 to the Schedule 13D previously filed on November 26, 2004. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     As of 2:15pm on December 14, 2004, the aggregate purchase price of 5,809,078 Shares purchased by High River, Icahn Master and Icahn Partners, collectively, was $69,020,445.05 (including commissions). The source of funding for the purchase of these Shares was general working capital.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add the following:

     Registrants believe that they are the largest holder of Issuer's outstanding shares and are also holders of the largest number of outstanding Blockbuster Inc. ("Blockbuster") shares in the aggregate. Registrants support the effort of Blockbuster to obtain due diligence from Issuer with a view to making a firm offer to acquire Issuer. Registrants believe that because of the synergies that would be involved in a combination of Blockbuster and Issuer, Blockbuster would be in a position to offer the greatest amount of consideration to Issuer's shareholders. Registrants support the proposed combination of Issuer and Blockbuster as most beneficial for both entities and their respective shareholders. To this end, Registrants have contacted the chief executive officers of each of the entities to express Registrants' views in this matter and will continue to seek to facilitate a combination of Issuer and Blockbuster.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended to add the following:

     (a) As of 2:15pm on December 14, 2004, Registrants may be deemed to beneficially own, in the aggregate, 5,809,078 Shares, representing approximately 9.54% of the Issuer's outstanding Shares (based upon the 60,915,139 Shares stated to be outstanding as of October 12, 2004 by the Issuer in the Issuer's Amendment No. 3 to Schedule 13E-3 filed with the Securities and Exchange Commission on October 27, 2004).

     (b) High River has sole voting power and sole dispositive power with regard to 1,161,816 Shares. Each of Barberry, Hopper and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,842,777 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,804,485 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.


     (c) The following table sets forth all transactions with respect to Shares effected since November 26, 2004 and through 2:15pm on December 14, 2004 by any of the Registrants. All such transactions were effected in the open market, the table includes commissions paid.



---------------------------- ------------------------ ------------------------------ ------------------------
           Name                       Date               No. of Shares Purchased         Price Per Share
---------------------------- ------------------------ ------------------------------ ------------------------
---------------------------- ------------------------ ------------------------------ ------------------------
        High River                   12/8/04                     105,415                     12.8746
---------------------------- ------------------------ ------------------------------ ------------------------
---------------------------- ------------------------ ------------------------------ ------------------------
        High River                   12/9/04                     16,000                      12.8922
---------------------------- ------------------------ ------------------------------ ------------------------
---------------------------- ------------------------ ------------------------------ ------------------------
        High River                  12/14/04                     17,556                      12.9390
---------------------------- ------------------------ ------------------------------ ------------------------
---------------------------- ------------------------ ------------------------------ ------------------------
       Icahn Master                  12/8/04                     172,881                     12.8746
---------------------------- ------------------------ ------------------------------ ------------------------
---------------------------- ------------------------ ------------------------------ ------------------------
       Icahn Master                  12/9/04                     26,240                      12.8922
---------------------------- ------------------------ ------------------------------ ------------------------
---------------------------- ------------------------ ------------------------------ ------------------------
       Icahn Master                 12/14/04                     28,791                      12.9390
---------------------------- ------------------------ ------------------------------ ------------------------
---------------------------- ------------------------ ------------------------------ ------------------------
      Icahn Partners                 12/8/04                     248,780                     12.8746
---------------------------- ------------------------ ------------------------------ ------------------------
---------------------------- ------------------------ ------------------------------ ------------------------
      Icahn Partners                 12/9/04                     37,760                      12.8922
---------------------------- ------------------------ ------------------------------ ------------------------
---------------------------- ------------------------ ------------------------------ ------------------------
      Icahn Partners                12/14/04                     41,432                      12.9390
---------------------------- ------------------------ ------------------------------ ------------------------

                                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2004


HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


         By:/s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

BARBERRY CORP.


         By:/s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      Hopper Investments LLC, General Partner

         By:  Barberry Corp., member


         By:/s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By: /s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


              [Signature Page of Amendment No. 1 to Schedule 13D -
                      Hollywood Entertainment Corporation]

ICAHN OFFSHORE L.P.

         By: /s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE LLC

         By: /s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS L.P.

         By: /s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE L.P.

         By: /s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE LLC

         By: /s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


/s/Carl C. Icahn
CARL C. ICAHN


              [Signature Page of Amendment No. 1 to Schedule 13D -
                      Hollywood Entertainment Corporation]